09040412

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
APR 3 2009
503

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44559

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunrise Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 Lexington Avenue
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Low — 212-421-1616 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/3

OATH OR AFFIRMATION

I, Nathan Low, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Sunrise Securities Corp., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Marcia Kucher, Notary Public
State of New York No.03-466-7377
Qualified in Bronx County
Certificate filed in New York County
Commission Expires Sept. 30, 2010

Notary Public

Signature

Chief Executive Officer

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SUNRISE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

SUNRISE SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder
Sunrise Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Sunrise Securities Corp. (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Sunrise Securities Corp. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2009

SUNRISE SECURITIES CORP.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 363,256
Due from brokers	1,104,750
Securities owned, at fair value	8,657,899
Prepaid and other assets	132,903
	$ 10,258,808
LIABILITIES	
Accounts payable and accrued expenses	$ 251,129
SHAREHOLDER'S EQUITY	
Common stock, no par value; 200 shares authorized, 150 shares issued and outstanding	297,000
Additional paid-in capital	13,211,101
Deficit	(3,500,422)
	10,007,679
	$ 10,258,808

See notes to statement of financial condition

SUNRISE SECURITIES CORP.

Notes to Statement of Financial Condition
December 31, 2008

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

[1] Business:

Sunrise Securities Corp. (the "Company") is a registered broker/dealer that provides financing and corporate financial advisory services to small to mid-size companies. The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under paragraph (k)(2)(ii). The Company is a member of the Financial Industry Regulatory Authority.

[2] Revenue recognition:

Securities transactions and commissions relating to securities transactions are recorded on a trade date basis. Revenues and expenses related to underwriting and private placement activities are recognized on the offering date when it can be determined that the fees have been irrevocably earned. Advisory service revenue is generally earned and recognized only upon successful completion of the engagement.

[3] Depreciation:

Depreciation of equipment is provided for by the straight-line method over estimated useful lives of five years.

[4] Cash:

Cash represents cash held in a financial institution, which is insured by the Federal Deposit Insurance Corporation. From time to time, cash balances may exceed the insured amounts.

[5] Securities owned, at fair value:

Proprietary securities transactions are recorded on a trade-date basis.

From time to time, the Company earns fees in the form of securities, which, generally, are not readily marketable. These securities are valued at fair value on the date they are earned. Thereafter, any increase or decrease in value during the time the securities are held by the Company is reflected in trading and investment gains (losses), net.

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, "Fair Value Measurement" ("FAS 157"), effective January 1, 2008. FAS 157 establishes a hierarchy that prioritizes the inputs to valuation techniques giving the highest priority to readily available unadjusted quoted prices in active markets for identical assets (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements) when market prices are not readily available or reliable. The three levels of hierarchy under FAS 157 are described below:

Level I - Quoted prices are available in active markets for identical securities as of the reporting date. The types of investments which would generally be included in Level I include listed equities and listed derivatives. As required by FAS 157, the Company does not adjust the quoted prices for these investments, even in a situation where the Company holds a large position and a sale could reasonably impact the quoted price.

Level II - Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments which would generally be included in this category include less liquid and restricted equity securities and certain over-the-counter derivatives.

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[5] Securities owned, at fair value: (continued)

Level III - Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. The types of investments which would generally be included in this category include equity and/or debt securities issued by private entities.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities within Level I which are traded on an organized securities exchange are valued at the last reported sales price on the last business day of the year. Securities not so listed are valued at their last reported "bid" price if held long and last reported "asked" price if sold short.

Securities are classified within Level III of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. Securities for which market prices are not readily available are valued at such value as management may reasonably determine in good faith to be its fair value, in consideration of either earnings, financial condition of the companies or recent equity transactions by a significant investor and other investment criteria.

The following table presents the Company's fair value hierarchy for securities owned as of December 31, 2008:

	Level I Quoted Prices in Active Markets for Identical Assets	Level II Significant Other Observable Inputs	Level III Unobservable Inputs	Total as of December 31, 2008
Equities	$ 1,692,671	$ 451,205	$ 6,414,023	$ 8,557,899
Other			100,000	100,000
	$ 1,692,671	$ 451,205	$ 6,514,023	$ 8,657,899

NOTE A - BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Income taxes:

The Company has elected to be taxed as an S corporation under the Internal Revenue Code. A similar election was made for state tax purposes. Net income is directly taxable to the shareholder of the Company for federal and state purposes. The Company is subject to New York City corporation taxes.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for net operating loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled or recovered. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

[7] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates, and these differences could be material.

NOTE B - RELATED PARTY TRANSACTIONS

During 2008, the Company purchased securities from its sole shareholder for $1,307,652, the fair value on the date of purchase.

During 2008, the sole shareholder contributed securities with a fair value of $5,000,000 to the Company.

During 2008, amounts due from the sole shareholder of $10,301,105 was charged to distribution.

NOTE C - INCOME TAXES

Deferred taxes consist of the following at December 31, 2008:

	Assets
Net operating loss carryover	$ 169,000
Unrealized loss on securities owned	559,000
Capital loss carryover	137,000
Charitable contribution carryover	543,000
	1,408,000
Valuation allowance	(1,408,000)
Net deferred tax asset	$ 0

NOTE C - INCOME TAXES (CONTINUED)

At December 31, 2008, the Company has approximately $5,807,000 of charitable contribution carryovers that expire between 2009 and 2013, approximately $1,907,000 of net operating loss carryovers which expire in 2028, and approximately $1,545,000 of capital loss carryovers which expire in 2013.

The change in the valuation allowance from 2007 amounts to an increase of $919,000.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. The Company has elected to compute its net capital under the alternative method allowed by these rules. At December 31, 2008, the Company had net capital of approximately $1,217,254 as compared to net capital requirements of $250,000.

NOTE E - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a nonclearing broker, the Company has its customers' transactions cleared through another broker/dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations to the clearing broker may expose the Company to risk and potential loss. The Company regularly monitors the activity in its customer accounts for compliance with margin requirements. The Company utilizes a clearing broker that is a member of major securities exchanges.

In the normal course of business, the Company enters into transactions in various financial instruments with off-balance-sheet risk. These risks include both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

The Company's securities owned are held in custodial accounts by its clearing broker.

NOTE F - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENT

In July 2006, the FASB released FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. FIN 48 for nonpublic entities is effective for fiscal years beginning after December 15, 2008. The cumulative effects, if any, of applying this interpretation will be recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Management is currently evaluating the impact, if any, of the adoption of FIN 48 on the Company's financial statements.

Eisner LLP
Accountants and Advisors

www.eisnerllp.com